Melissa K. Caen Vice President, Associate General Counsel And Corporate Secretary	Southern Company Services, Inc. 30 Ivan Allen Jr. Blvd. NW Atlanta, GA 30308 Tel 404.506.5000 Fax 404.506.0344

April 25, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attn:	Mr. Andrew Mew
Accounting Branch Chief

Re:	The Southern Company
Alabama Power Company
Georgia Power Company
Gulf Power Company
Mississippi Power Company
Southern Power Company
Form 10-K for the Fiscal Year Ended December 31, 2011 (“Form 10-K”)
Filed February 24, 2012
File Nos. 1-03526, 1-03164, 1-06468, 1-31737, 1-11229 and 333-98553

Dear Mr. Mew:

The following is the response of The Southern Company (“Southern Company”) to the Staff’s comment on the above-mentioned document, transmitted in a letter from the Staff dated April 13, 2012.  We are submitting this letter on behalf of Southern Company, and the terms “we,” “us” and “our” in the following response refer to Southern Company and, as applicable, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company and Southern Power Company (each, an “Operating Company Subsidiary” and, together, the “Operating Company Subsidiaries”).  As applicable, Southern Company and the Operating Company Subsidiaries intend to reflect this response to the Staff’s comment in all future filings.

Securities and Exchange Commission
April 25, 2012

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 3. Contingencies and Regulatory Matters, page II-74

SEC COMMENT:

1.   We note the disclosure in your filing related to the Kivalina Case and Hurricane Katrina Case that “it is not possible to predict with certainty whether the Company will incur any liability…” in connection with the respective matter. Please note that when a loss contingency exists, ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. In light of the existence of a loss contingency for each of these matters, please tell us what consideration you gave to making an assessment as to where the loss falls within the range of likelihood. Alternatively, please make the required assessment for each of your current loss contingencies, describe to us the basis for your conclusion, and provide us with any proposed revised disclosures related to each current loss contingency. Please note that this comment also applies to the similar corresponding disclosures related to your subsidiaries.

SOUTHERN COMPANY RESPONSE:

Southern Company and the Operating Company Subsidiaries have a number of processes in place to ensure proper accounting and disclosure of loss contingencies related to legal claims and actions in accordance with ASC 450.

On a quarterly basis, management of the Southern Company accounting organization meets with the Executive Vice President and General Counsel of Southern Company to discuss and review all legal contingencies to ensure proper accounting and disclosure in filings with the Securities and Exchange Commission (the “Commission”).  Management  evaluates the demands made in all open legal claims and actions, the merits of the claims, the phase of the procedural process, the status of the claims in terms of significant factual issues that may need to be resolved or the status of appeals and any other factors deemed relevant.  These same matters are also discussed with the Southern Company Audit Committee.  Additionally, management at each Operating Company Subsidiary meets quarterly with their applicable legal counsel and their environmental affairs and risk management organizations to discuss and review the status of these matters.

Each quarter, management at Southern Company and each Operating Company Subsidiary reviews all open legal claims and actions to determine if the claims are probable, reasonably possible or remote and to ensure appropriate accounting and disclosure.  Probable loss contingencies are recorded in accordance with ASC 450-20-25-2.  These loss contingencies include legal claims and actions arising in the ordinary course of business.  If claims are determined to be only reasonably possible and not

Securities and Exchange Commission
April 25, 2012

probable, such company further evaluates legal proceedings to assess whether an estimate of possible loss or range of loss can be made and disclosed under ASC 450-20-50-4.

Kivalina Case and Hurricane Katrina Case

In accordance with ASC 450, management of Southern Company, with respect to the Kivalina Case, and the applicable Operating Company Subsidiaries, with respect to the Hurricane Katrina Case, has concluded that a loss in these matters is not probable or reasonably possible but rather represents only a remote chance of loss.  This conclusion is based in part on the decision of the United States Supreme Court in Connecticut v. American Electric Power Company et. al., which rejected certain claims relating to greenhouse gas emissions of the named defendants, including Southern Company.

As a result of this conclusion, no loss was accrued and no disclosure is required.  However, because of the highly visible nature of the Kivalina Case and the Hurricane Katrina Case, the ongoing public and private debate over climate change and the environmental effects of greenhouse gas emissions and the fact that these claims involve, or are comparable to claims against, a number of companies in the electric utility industry and, as such, are significant issues facing the electric utility industry, management believes it is appropriate to disclose information relating to each of these cases even though not required.  Therefore, Southern Company and the applicable Operating Companies disclosed the nature of the loss contingency and explicitly stated that an estimate of the amount of range of possible loss could not be made.  Further, with respect to the Kivalina Case, the specific amount of damages ($95 million to $400 million) requested by the plaintiffs has been disclosed by Southern Company and the Operating Company Subsidiaries.  The plaintiffs have not requested a specific amount of damages in the Hurricane Katrina Case.

Additionally, while these claims have been determined to be remote, even if they had been determined to be probable or reasonably possible, Southern Company and the applicable Operating Company Subsidiaries could not make a reasonable estimate of the range of possibilities for either of these cases and therefore could only disclose any damages claimed by the plaintiffs.  Each of the Kivalina Case and the Hurricane Katrina Case is based on highly novel issues of law.  Additionally, there has not been a successful suit of this type.  As such, there is no precedent case finding damages that could be used as a basis for estimating a potential range of liability.  In contrast, precedent of the United States Supreme Court would suggest that there is not a claim of this type available.  These factors make the quantification of a range of potential loss even more difficult.

Southern Company and the Operating Company Subsidiaries will continue to evaluate these claims each quarter, including whether continuing voluntary disclosure of these matters remains appropriate in light of the nature of these claims.

In response to the Staff’s comment, in future Southern Company and Operating Company Subsidiary filings, Southern Company and the applicable Operating Company

Securities and Exchange Commission
April 25, 2012

Subsidiaries will revise their disclosures to remove the words “with certainty” from their disclosure related to the Kivalina Case and the Hurricane Katrina Case and any future litigation where Southern Company and the applicable Operating Company Subsidiaries cannot make a reasonable estimate of the range of possible loss.  For example, the following disclosure reflects how the second to last sentence of the disclosure related to the Kivalina Case will be revised in the Notes to the Financial Statements in Southern Company’s Form 10-Q for the quarterly period ended March 31, 2012.  Changes are marked from the Form 10-K for the year ended December 31, 2011 for Southern Company.

It is not possible to predict ~~with certainty~~ whether ~~the~~Southern Company will incur any liability or to estimate the reasonably possible losses, if any, that ~~the~~Southern Company might incur in connection with this matter.

*           *           *

In connection with the above response to the Commission’s comment, Southern Company and each Operating Company Subsidiary hereby acknowledge that:

•	Southern Company or such Operating Company Subsidiary is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
Southern Company or such Operating Company Subsidiary may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comment on the Form 10-K.  We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.

Please direct any further questions or comments you may have regarding these filings to the undersigned at (404) 506-0684 or to Opal Shorter at (404) 506-0813.

Very truly yours,

/s/Melissa K. Caen

Melissa K. Caen